VIA EDGAR AND FAX

September 28, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:           The KEYW Holding Company
 Registration Statement No. 333-167608

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters, hereby joins in the request of The KEYW Holding Company (the “Company”) that the effective date for the above referenced registration statement be accelerated so that it will be declared effective at 2:00p.m. (Eastern Time), on September 30, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460, we advise you that approximately 1,770 copies of the preliminary prospectus dated September 17, 2010, have been distributed by the undersigned to institutional investors, dealers and certain other entities.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

SUNTRUST ROBINSON HUMPHREY, INC.

By:      /s/  John Williams
Name: John Williams
Title:   Managing Director